FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors and Persons Discharging Managerial Responsibility

Awards

On 24 February 2011, the Company granted share-based awards to Executive Directors and Persons Discharging Managerial Responsibility (PDMRs) under the GlaxoSmithKline 2009 Performance Share Plan (the 2009 Performance Share Plan) and the GlaxoSmithKline 2009 Deferred Annual Bonus Plan (the 2009 Deferred Annual Bonus Plan).

2009 Performance Share Plan

The 2009 Performance Share Plan was approved by shareholders on 20 May 2009, and allows awards to be made to senior executives in the Group, including the Executive Directors.

Under the terms of the 2009 Performance Share Plan, contingent awards are granted over a designated number of Ordinary Shares or American Depositary Shares (ADSs), and the percentage of awards ultimately vesting is dependent on performance.

In 2010, the Remuneration Committee reviewed the long-term incentive performance measures in order to align long-term incentives more closely with the Group's key strategic priorities.

The Performance Share Plan awards made on 24 February 2011 are therefore based on four equally weighted performance measures ("Performance Measures") which directly link to the company's strategy:

Key strategic priorities	Performance Measure	% of each award
Deliver value to shareholders	Total Shareholder Return ("TSR") measure	25
Simplify the operating model	Adjusted free cash flow measure	25
Deliver more products of value	R&D new product measure	25
Grow a diversified global business	Business diversification measure	25

The performance period for each element of the awards is three years (1 January 2011 to 31 December 2013).

TSR measure:-
To focus on delivery of value to shareholders, 25% of each award will be based on relative TSR.  This measure compares the TSR of the Company's Shares over the performance period with the TSR of the shares of ten (10) other global pharmaceutical companies. The Ordinary Shares (or ADSs) will vest depending on how the Company's TSR over the performance period ranks when compared to the TSR of the other companies in the TSR Comparator Group over the same period.  This element of the award will not vest if the Company delivers returns which, when ranked among these companies, rank below the median.  At median position, vesting is at 30%. Above median, vesting is staggered between median and upper quartile of the comparator group, i.e., at 5th place 55% vests, at 4th place 80% vests and at 3rd or above 100% vests.

The companies in the TSR Comparator Group are Abbott Laboratories, AstraZeneca, Bristol-Myers Squibb, Eli Lilly, Johnson & Johnson, Merck, Novartis, Pfizer, Roche, Sanofi-Aventis and GlaxoSmithKline.

Adjusted free cash flow measure:-
To recognise the importance of effective working capital and cash management, 25% of each award will be based on adjusted free cash flow. Adjusted free cash flow represents the operating profit of the business adjusted for material factors which would typically include exchange rate movements and may include legal and major taxation settlements and special pension contributions. The impact of any acquisition or divestment will be quantified and adjusted for at the time of the event. The adjusted free cash flow threshold for these awards is £16.15 billion, where vesting for this element of each award will be at 25%, at £16.65 billion 50% will vest, at £18.32 billion 75% will vest, and there will be maximum vesting for this element of the award at £19.15 billion. Below £16.15 billion, none of this element will vest.

R&D new product measure
To recognise the importance of R&D to the future growth of the business, 25% of each award will be based on R&D new product performance. This measure represents the delivery of specific targets for New Product Sales ("NPS"), which measures aggregate sales within the performance period for products launched within a five year period, i.e. within the performance period and the two preceding years.

Due to commercial sensitivity, the Remuneration Committee has decided that the R&D new product target cannot be published at the time of grant.  The target and vesting outcome will be disclosed in full at the end of the performance period.

25% of this element will vest if the threshold level is attained, rising to 100% for stretching performance exceeding the set threshold by 22%.  Below the set threshold, none of this element will vest.

Business diversification measure
To incentivise growth of a global, diversified business, 25% of each award will be based on the business diversification measure.  This measure will focus on the delivery of an aggregate revenue target within the performance period for the Vaccines, Dermatology, Consumer Healthcare and Emerging Markets and Japan businesses.

Due to commercial sensitivity, the Remuneration Committee has decided that the business diversification target cannot be published at the time of grant.  The target and vesting outcome will be disclosed in full at the end of the performance period.

25% of this element will vest if the threshold level is attained, rising to 100% for stretching performance exceeding the set threshold by 14%.  Below the set threshold, none of this element will vest.

To the extent that each element of an award does not vest after the appropriate performance period, it will lapse.

The individuals in the tables below, who are all Executive Directors or PDMRs, were each granted an award under the terms of the 2009 Performance Share Plan. Awards granted are of the Company's 25p Ordinary shares or the Company's ADSs. One ADS equals two Ordinary shares.  The table below shows the number of Ordinary Shares or ADSs which can vest.

Dividends accrue on the shares during the performance period and vest to the extent that awards vest at the end of the relevant performance period (these are not included in the figures below).

	Number of Ordinary shares/ADSs potentially vesting in respect of the element of the award subject to the TSR measure
	(N.B. One ADS represents two Ordinary shares)
Ordinary shares	Less than median	Equal to median position	Maximum
Mr A Witty*	Nil	31,833	106,112
Mr S Dingemans*	Nil	14,707	49,024
Mr S M Bicknell	Nil	3,819	12,733
Mr J M Clarke	Nil	9,549	31,833
Mr M Dunoyer	Nil	4,355	14,519
Mr E J Gray	Nil	7,767	25,891
Mr A Hussain	Nil	9,381	31,273
Mr D Redfern	Nil	5,348	17,827
Mr J Stephenne	Nil	5,234	17,447
Ms C Thomas	Nil	7,512	25,042
Dr P Vallance	Nil	10,823	36,078
ADSs
Dr M Slaoui*	Nil	11,064	36,880
Ms D Connelly	Nil	4,622	15,408
Mr W C Louv	Nil	3,225	10,752
Mr D Pulman	Nil	4,368	14,562
Mr D Troy	Nil	5,900	19,669
* denotes an Executive Director

	Number of Ordinary shares/ADSs potentially vesting in respect of the other three elements of the award subject to the adjusted free cash flow, R&D new product and business diversification measures
	(N.B. One ADS represents two Ordinary shares)
Ordinary shares	Below threshold	At threshold	Maximum
Mr A Witty*	Nil	79,584	318,336
Mr S Dingemans*	Nil	36,767	147,071
Mr S M Bicknell	Nil	9,550	38,200
Mr J M Clarke	Nil	23,875	95,501
Mr M Dunoyer	Nil	10,889	43,556
Mr E J Gray	Nil	19,418	77,674
Mr A Hussain	Nil	23,455	93,820
Mr D Redfern	Nil	13,370	53,480
Mr J Stephenne	Nil	13,085	52,342
Ms C Thomas	Nil	18,781	75,127
Dr P Vallance	Nil	27,058	108,234
ADSs
Dr M Slaoui*	Nil	27,660	110,641
Ms D Connelly	Nil	11,555	46,223
Mr W C Louv	Nil	8,064	32,258
Mr D Pulman	Nil	10,921	43,686
Mr D Troy	Nil	14,752	59,009
* denotes an Executive Director

The vesting date for these awards will be the date, following the end of the three year performance period, on which the Remuneration Committee determines the extent to which the performance conditions have been satisfied or such other later date as determined by the Remuneration Committee.

All of the above awards were made on 24 February 2011. The awards made were determined, in accordance with the 2009 Performance Share Plan rules, using an Ordinary share price of £11.78 and an ADS share price of US $38.13 which were the closing prices of Ordinary shares and ADSs respectively on 24 February 2011.

2009 Deferred Annual Bonus Plan

The 2009 Deferred Annual Bonus Plan ("DABP") was approved by shareholders on 20 May 2009, and allows awards to be made to eligible employees.  All Executive Directors and Corporate Executive Team ("CET") members are now eligible to participate in the DABP, which is a voluntary programme.

Up to 50% of any bonus earned may be deferred into shares for three years (Deferred Bonus Award).  The Company will match shares up to one-for-one depending on the Performance Measures, as set out above (Matching Award).  The Performance Measures, vesting schedules and performance period for the Matching Award will be consistent with the 2009 Performance Share Plan awards described above.

The awards of Deferred and Matching shares have been granted as nil-cost options granted over Ordinary shares for UK-based pre-tax participants and conditional shares over American Depositary Shares for US pre-tax participants. As noted above, the percentage of Matching shares ultimately vesting will be dependent on performance.

Dividends accrue on the Deferred shares during the performance period. Dividends also accrue on the Matching shares during the performance period, but only vest to the extent that the Matching shares vest at the end of the relevant performance period. These dividends are not included in the figures below.

The following individuals have elected to participate in the DABP in respect of their 2010 bonus on a gross or pre-tax basis.  Post-Tax DABP Awards will be the subject of a separate announcement following the date of the award:

	Number of Ordinary shares subject to Deferred Bonus Award	Number of ADSs subject to Deferred Bonus Award

Mr A Witty*	31,921
Dr M Slaoui*		18,756
Mr S M Bicknell	6,797
Ms D Connelly		3,754
Mr D Redfern	7,592
Ms C Thomas	1,694
Mr D Troy		9,403
Dr P Vallance	15,086
* denotes an Executive Director

	Number of Ordinary shares/ADSs potentially vesting in respect of the element of the Matching Award subject to the TSR measure
	(N.B. One ADS represents two Ordinary shares)
Ordinary shares	Less than median	Equal to median position	Maximum
Mr A Witty*	Nil	2,394	7,980
Mr S M Bicknell	Nil	509	1,699
Mr D Redfern	Nil	569	1,898
Ms C Thomas	Nil	127	424
Dr P Vallance	Nil	1,131	3,772
ADSs
Dr M Slaoui*	Nil	1,406	4,689
Ms D Connelly	Nil	281	939
Mr D Troy	Nil	705	2,351
* denotes an Executive Director

Number of Ordinary shares/ADSs potentially vesting in respect of the other three elements of the Matching Award subject to the adjusted free cash flow, R&D new product and business diversification measures
(N.B. One ADS represents two Ordinary shares)

Ordinary shares	Below threshold	At threshold	Maximum
Mr A Witty*	nil	5,985	23,941
Mr S M Bicknell	nil	1,274	5,098
Mr D Redfern	nil	1,423	5,694
Ms C Thomas	nil	317	1,270
Dr P Vallance	nil	2,828	11,314
ADSs
Dr M Slaoui*	nil	3,516	14,067
Ms D Connelly	nil	703	2,815
Mr D Troy	nil	1,763	7,052
* denotes an Executive Director

The vesting date for this award will be the date, following the end of the three year performance period, on which the Remuneration Committee determines the extent to which the performance condition has been satisfied or such other later date as determined by the Remuneration Committee.

All of the above awards were made on 24 February 2011. The awards made were determined, in accordance with the 2009 Deferred Annual Bonus Plan rules, using an Ordinary share price of £11.80 and an ADS share price of US$38.22 which were the closing prices of Ordinary shares and ADSs respectively on 23 February 2011.

Vesting of Awards

2008 GlaxoSmithKline Share Option Plan Awards

This notification sets out information relating to the vesting of share options granted in 2008 under the GlaxoSmithKline Share Option Plan ("SOP").

The 2008 SOP awards were made to CET members and Executive Directors in 2008 on three separate grant dates during the year as set out below:

• February at an option price of £11.47 or US $44.75 in the case of ADSs;
• July at an option price of £12.205; and
• November at an option price of US $40.19 in the case of ADSs

All of the 2008 SOP awards which were made to CET members or Executive Directors were subject to the same performance condition regardless of the grant date. The performance period for the 2008 SOP awards to CET members and Executive Directors commenced on 1 January 2008 and ended on 31 December 2010. The performance condition for this grant was not met for awards made to the then Executive Directors and CET members. These awards therefore lapsed on 25 February 2011.

	Month of Grant	Number of options over Shares/ADSs which lapsed
		Ordinary Shares	ADSs
Mr A Witty*	February	525,000
Mr A Witty*	July	145,000
Mr J S Heslop*	February	242,750
Dr M Slaoui*	February		158,750
Mr J M Clarke	February	177,500
Mr M Dunoyer	February	70,000
Mr E J Gray	February	115,000
Mr A Hussain	July	103,542
Mr W Louv	February		57,500
Mr D Pulman	February		57,500
Mr D Troy	November		88,750
* denotes an Executive Director

Grants made in 2008, to senior executives who have since been appointed Executive Directors or CET members, were not subject to performance conditions.  The Remuneration Committee has confirmed that the whole of the original grant is exercisable (with an option price of £11.47).

	Month of Grant	Number of options over Shares/ADSs exercisable
		Ordinary Shares
Mr S M Bicknell	February	20,180
Mr D S Redfern	February	26,800
Mr J R Stephenne	February	68,520
Ms C Thomas	February	20,180
Dr P Vallance	February	94,320

Vesting of 2008 GlaxoSmithKline Performance Share Plan Awards

This notification sets out information relating to the vesting of awards granted in 2008 under the GlaxoSmithKline Performance Share Plan (the Performance Share Plan).

The three-year performance period for these awards commenced on 1 January 2008 and ended on 31 December 2010.

The Remuneration Committee has considered the performance achieved in respect of the PSP awards and determined the following.

Awards granted to Executive Directors and CET members

Awards granted to Executive Directors and CET members in office in 2008 were dependent  wholly on Total Shareholder Return (TSR) performance. The Company ranked at the median amongst the comparator group and therefore 35% of the awards subject to the TSR measure vested.

The table below shows the proportion of these Performance Share Plan awards that vested on 25 February 2011.

	Awards vesting under TSR measure - 35% of award
	Ordinary Shares	ADSs
Mr A Witty*	100,450
Mr J S Heslop*	36,750
Mr M Slaoui*		24,150
Mr J M Clarke	26,950
Mr M Dunoyer	10,150
Mr E Gray	17,500
Mr A Hussain	15,721
Mr W C Louv		8,750
Mr D Pulman		8,750
Mr D Troy		20,213
* denotes an Executive Director

The table below shows the remaining proportion of these awards that lapsed on 25 February 2011.

	Awards lapsed under TSR measure - 65% of award
	Ordinary Shares	ADSs
Mr A Witty*	186,550
Mr J S Heslop*	68,250
Mr M Slaoui*		44,850
Mr J M Clarke	50,050
Mr M Dunoyer	18,850
Mr E Gray	32,500
Mr A Hussain	29,196
Mr W C Louv		16,250
Mr D Pulman		16,250
Mr D Troy		37,537
* denotes an Executive Director

Awards granted to senior executives who have since been appointed a CET member

Awards granted in 2008 to senior executives who have since been appointed a CET member, were dependent on TSR performance (50% of award) and EPS performance (remaining 50% of award). Half of these awards lapsed as GSK's EPS performance conditions were not met, and 35% of the proportion of the awards subject to the TSR performance measure vested. This means that 17.5% of the full award has vested.

The table below shows the proportion of these Performance Share Plan awards that vested and lapsed on 25 February 2011.

	Awards vesting under TSR measure - 35% of TSR portion of award (17.5% of total award)	Awards that have not vested under TSR measure - 65% of TSR portion of award (32.5% of total award)	Awards that have not vested under EPS measure (50% of total award)
	Ordinary Shares	Ordinary Shares	Ordinary Shares
Mr S M Bicknell	1,554	2,886	4,440
Mr D S Redfern	2,065	3,835	5,900
Mr J R Stephenne	4,655	8,645	13,300
Ms C Thomas	1,554	2,886	4,440
Dr P Vallance	6,416	11,914	18,330

The Company, Executive Directors and PDMRs were advised of these transactions on 25 February 2011.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

25 February 2011

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Stephen Rea	(020) 8047 5502
	Alexandra Harrison	(020) 8047 5502
	David Daley	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Jennifer Armstrong	(919) 483 2839

European Analyst/Investor enquiries:	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503
	Ziba Shamsi	(020) 8047 3289

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jeff McLaughlin	(215) 751 4890

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 25 2011

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc